Exhibit 99.1
Press Release
M.P. Vijay Kumar joins Sify Technologies Limited as Chief Financial Officer
Chennai, India, Thursday, October 18, 2007: Sify Technologies Limited (NASDAQ Global Market: SIFY), a leader in Consumer Internet and Enterprise Services in India with global delivery capabilities, announced today the appointment of M.P. Vijay Kumar as Chief Financial Officer.
Commenting on his appointment, Mr. Raju Vegesna, Board Chairman and MD and CEO, Sify Technologies Limited, said, “I am very pleased to announce the appointment of Mr. Vijay Kumar as Chief Financial Officer. We are delighted to have him on board with us at a time when we have aggressive growth plans. Given his deep understanding and experience in the finance domain, I am confident he will add significant value to Sify’s Strategic Financial Planning & Investment Strategies”.
Mr. Vijay Kumar said, “I am really excited to be a part of the Sify team and look forward to working with the team to build this business”.
Vijay Kumar’s areas of specialization include Financial/Management Consulting, Legal Advisory Services and Management Audit. After a 7-year stint with Sundaram Finance Services Ltd, Chennai, Vijay Kumar left them as Asst. General Manager (Investment Banking) to set up his independent Audit & Consultancy practice.
A rank holder in Chartered Accountancy and a resource person on Accountancy, Corporate Laws and the Capital market, Vijay Kumar is also a Fellow Member of the Institute of Chartered Accountants of India, Fellow Member of the Institute of Company Secretaries of India, Associate member of the Institute of Cost and Works Accountants of India and the Bharathidasan Institute of Management. He has also authored various books on accounting profession.
Vijay Kumar has also been a member of the Accounting Standards Board of ICAI, Editorial Board of SIRC of ICAI, Corporate Laws committee of ICAI, member of several study groups of SIRC of ICAI on Accounting Standards and Company Law.
About Sify
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 221 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 163 cities and towns. Sify is recognized as an ISO 9001:2000 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP Solutions and integrated security solutions, and BS7799 certified for Internet Data Center operations. Sify.com the consumer portal of Sify has sub portals like www.samachar.com, www.walletwatch.com, www.sifymax.com and www.chennailive.in, www.bangalorelive.in, www.mumbailive.in, www.hyderabadlive.in the city based live video on the web. The content is available in 5 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil.
For more information about Sify, visit www.sifycorp.com
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 20-F for the year ended March 31, 2007 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact

Mr. David Appasamy	Trúc N. Nguyen
Investor Relations	Investor Relations
Sify Technologies Limited	The Global Consulting Group
91-44-2254 0770 Ext. 2013	646-284-9418
Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com